EXHIBIT 99.1

NOT FOR RELEASE PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

The Royal Bank of Scotland Group plc (“RBS”) — Result of Placing and Open Offer

28 November 2008

RBS today announces that, as at 11:00am on 25 November 2008, being the latest date for receipt of valid subscriptions, it had received valid acceptances in respect of 55,977,458 new RBS ordinary shares, representing approximately 0.24 per cent. of the total number of new RBS ordinary shares offered to shareholders pursuant to the 18 for 13 Placing and Open Offer announced by RBS on 13 October 2008 (the “Open Offer”).

In accordance with the arrangements set out in Part III of the Placing and Open Offer prospectus dated 4 November 2008 (the “Prospectus”), at closing HM Treasury will take up the remaining 22,853,798,818 new RBS ordinary shares, for which valid acceptances were not received.  As a result, HM Treasury will own approximately 57.9 per cent. of the enlarged issued ordinary share capital of RBS.

Definitions used in the Prospectus shall have the same meanings when used in this announcement unless the context otherwise requires.

Contacts

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Andrew McLaughlin	Group Director, Communications	0131 626 3868

07786 111 689

Linda Harper	Media Relations	0131 525 0382

07876 145 309

This announcement is not a Prospectus but an advertisement and investors should not subscribe for any securities referred to in this announcement (the “Securities”) except on the basis of the information contained in the Prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, Securities in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into the Canada, Australia, Japan or South Africa. This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.

The Securities have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

The distribution of this announcement and/or the Prospectus and/or the Application Forms and/or the transfer or offering of New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.